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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING MAR - 1 2005 WASH., D.C. 213 SECTION

SEC FILE NUMBER
8- 66211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walter Greenblatt & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 Nassau Street
(No. and Street)

Princeton	NJ	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter Greenblatt (609) 497-1282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lehman, Newman & Flynn CPA's
(Name – *if individual, state last, first, middle name*)

14 Penn Plaza, Suite 2220	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lehman, Newman & Flynn, CPA's, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walter Greenblatt & Associates, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CPA
Title

[signature]
Notary Public

ANTHONY G. [illegible]NGO
Notary Public, State of New York
No. 02M[illegible]
Qualified in [illegible] County
Commission Expires April 4, ~~19~~ 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALTER GREENBLATT & ASSOCIATES, LLC

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

WALTER GREENBLATT & ASSOCIATES, LLC
INDEPENDENT AUDITORS' REPORT
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

Members:
American Institute of CPA's
New York State Society of CPA's

To the Member
Walter Greenblatt & Associates, LLC

We have audited the accompanying balance sheet of Walter Greenblatt & Associates, LLC (the "Company") as of December 31, 2004, and the related statements of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lehman, Newman & Flynn

Lehman, Newman & Flynn
February 22, 2005

WALTER GREENBLATT & ASSOCIATES, LLC
BALANCE SHEETS
DECEMBER 31, 2004

ASSETS

Current assets:	
Cash	$ 55,562
Accounts receivable	43,962
Total current assets	99,524

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 1,666
Accrued pension payable	47,656
Total current liabilities	49,322
Members' equity	50,202
Total liabilities and members' equity	$ 99,524

The accompanying notes and accountants' review report are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Fees earned	$ 525,946
Operating expenses:	
Pension expense	112,656
Outside services	46,260
Travel expenses	20,853
Professional fees	15,474
Office supplies and expense	8,345
Telephone expense	7,447
Insurance expense	6,520
Licenses and fees	5,468
Auto expense	4,224
Entertainment	4,016
Total operating expenses	231,263
Net income before depreciation	$294,683
Depreciation	5,186
Net income	289,497
Members' deficit January 1, 2004	(46,295)
Distributions	(193,000)
Members' equity – December 31, 2004	$ 50,202

The accompanying notes and accountants' review report are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 282,497
Adjustments to reconcile net income to net cash used by operating activities:	
Accounts receivable	15,610
Accounts payable and accrued expenses	(121,487)
Pension payable	54,656
Net cash provided by operating activities	231,276
Cash flows from financing activities:	
Distributions to member	(193,000)
Net increase in cash	38,276
Cash at beginning of year	17,286
Cash at end of year	$ 55,562
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ -0-
Cash paid during the year for taxes	$ -0-

The accompanying notes and accountants' review report are an integral part of this statement.

1. Summary of Significant Accounting Policies

BUSINESS DESCRIPTION

Walter Greenblatt & Associates, LLC offers business consulting and investment banking services to public and private, middle market and early stage companies in the biotech and healthcare related sectors. Consulting services include business plan development, strategic planning and market research and valuation.

USE OF ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company is recognized by the members for income tax purposes. Accordingly, no provision for income tax has been provided for in the accompanying financial statements.

REVENUE RECOGNITION

The Company recognizes revenue when services are performed.

METHOD OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

2. Pension Plan

The Company maintains a qualified defined benefit pension plan. The company's policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Pension benefits are generally based on years of service and/or compensation. As of December 31, 2003, the plan was fully funded.

3. Concentration of Credit Risk

Cash

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

3. Concentration of Credit Risk – Continued

Accounts Receivable

Accounts receivable from trade customers are generally due within thirty days. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. 100% of the company's total sales were to be made to four customers. At December 31, 2004 the reserve for bad debt is $-0-.